Exhibit 99.23
Quest Rare Minerals Ltd.
QUEST RARE MINERALS HIRES RENO PRESSACCO AS VICE-
PRESIDENT, OPERATIONS
Toronto, November 23, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that it has engaged Mr. Reno Pressacco to become the Corporation’s Vice-President, Operations. Mr. Pressacco will officially join Quest on December 6, 2010.
Reno Pressacco, a Masters of Science graduate from McGill University, is a Professional Geologist with more than 24 years of experience in the minerals industry. Mr. Pressacco’s career includes active involvement in Canadian exploration programs, participating in mine development and open-pit operations, acting as a consulting geologist with well-respected Canadian consulting companies, and holding the position of Vice President, Exploration and Development with a mid-tier Canadian mining company. In that latter capacity, Mr. Pressacco supervised project teams responsible for the development of small- to mid-sized mining operations, utilizing both underground and open-pit mining methods and conventional flotation flowsheets to produce saleable concentrates. As a consulting geologist with Micon International and, most recently, Scott Wilson RPA, Mr. Pressacco’s experience includes assignments in more than 15 countries located in North, Central and South America, Europe and Asia, covering a variety of deposit and commodity types and geological environments.
In light of Mr. Pressacco’s experience in the evaluation of a wide variety of mineral deposit, he will be charged with the execution of Quest’s advanced exploration and development plans for the Strange Lake B-Zone REE deposit in northeastern Quebec.
“We are delighted that Reno Pressacco has joined Quest’s growing senior exploration and development team,” said Peter J. Cashin, Quest’s President and Chief Executive Officer. “I very much look forward to his contribution as Quest moves forward with development plans for the Strange Lake B-Zone rare earth deposit, which will ultimately lead Quest towards a production decision.”
Quest also announces that it has granted Mr. Pressacco a stock option in respect of 250,000 common shares. The option was granted under Quest’s 2007 Stock Option Plan. The exercise price of the option is $4.55 per share, representing the closing price of Quest’s common shares on the TSX Venture Exchange on November 19, 2010. The option will vest after Mr. Pressacco has completed six months of employment with Quest and expire in ten years.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based, exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the

Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $54.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.